December 5, 2024

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

       Re: Bellevue Life Sciences Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 8, 2024
           File No. 333-280590
Dear Kuk Hyoun Hwang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Questions and Answers
What equity stake will current BLAC stockholders and current OSR Holdings stockholders hold in BLAC immediately after the consummation..., page 11

1. We note your disclosure in the table on page 12 that 14,676,728 shares of BLAC common stock will be issued to OSR Holdings stockholders in connection with the business combination, which represent 60% of the aggregate shares that may be issued to OSR Holdings stockholders. We also note your disclosure in footnote (1) to the table which assumes that 14,676,728 shares of BLAC common stock will be issued by BLAC to the Participating Company Stockholders at consummation of the business combination. Please revise to explain why the remaining 9,784,486 shares, including the 6,849,140 shares representing the 28% of shares that might be issued to
 December 5, 2024
Page 2

      Non-Participating Company Stockholders, are not included in the total shares of
      BLAC common stock to be issued to OSR Holdings stockholders in the table. In this regard, we also note your disclosure throughout the registration statement, including on page 10 that "[o]n the Closing Date . . . BLAC shall issue to the Participating
      Company Stockholders up to an aggregate of 24,461,214 shares of BLAC common stock," and your table should show the fully diluted share capital of the combined company and relevant ownership levels following the consummation of the business combination.
Unaudited Pro Forma Condensed Combined Financial Information, page 130

2.    We note your response to comment 5 and have the following comments:

             Tell us your consideration for reporting as noncontrolling interest the 40% of
           OSR Holdings common stock that BLAC will not own upon the consummation of the business combination. In that regard, we note that your post-BC organization diagram shows OSR Holdings Co. Ltd becomes a 60% owned subsidiary of OSR
           Holdings Inc., the Listco. Refer to ASC 810-10.

             Also tell us your consideration for reporting as redeemable noncontrolling interest the 28% of OSR Holdings common stock that will be held by the Non-
           Participating Shareholder Joinders that contain put and call rights. With regard to the put right, whereby the Non-Participating Company Stockholder shall have the right to cause BLAC to purchase all of the shares under the Joinders, please revise to clarify how BLAC is expected to "purchase" these shares, for example, with cash payments or future share issuances. In that regard, we note that your current disclosures state that BLAC shall issue to the Participating Company Stockholders up to an aggregate of 24,461,214 shares of BLAC common stock
           under the Business Combination Agreement, including 14,676,728 shares of OSR
           Holdings representing the 60% BLAC will own upon the consummation of the business combination. Refer to ASC 480-10-S99-1 and ASC
480-10-S99-3A.
Note 2. IFRS to U.S. GAAP Reconciliation and Assessment, page 140

3.    We note your response and the revisions made to comment 6 where you made a U.S.
      GAAP adjustment to eliminate goodwill of KRW 11,716,110,411 generated from the
      Vaximm acquisition, to use    book value (carry-over basis) accounting
.. Pease also tell
      us how you have considered a similar adjustment for the KRW
129,971,491814
      intangible assets recognized from the Vaximm acquisition as reported at F-140.
      Clarify specifically whether such balance was already on the book of Vaximm before the acquisition.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 143

4. Reference adjustment 11) which reflects $20,000,000 of PIPE financing at $90.00 per share for 222,222 shares of Series A Preferred Stock. Tell us how you have determined that the PIPE financing qualifies as equity to be charged to additional paid in capital. In that regard, we also note disclosures on page 296 that "beginning on the three-year anniversary of the Original Issue Date, any holder of Series A Preferred
 December 5, 2024
Page 3

      Stock may demand that BLAC redeem all or a portion of such holder   s
Series A
      Preferred Stock in an amount equal to the Redemption Price."
BLAC and OSR Holdings Discussions regarding Business Combination, page 161

5. We note your response to comment 11. We also note your disclosure on page 178 that the reduction of the aggregate transaction consideration due to the termination of the
      LBV acquisition "was not based on any valuation methodology attributable to LBV, but rather negotiations between the BLAC M&A Committee and OSR Holdings as to what constituted a mutually acceptable adjustment." Please revise to further discuss the negotiations between the M&A Committee and OSR Holdings regarding the mutually acceptable adjustment.
6.    We note your response to comment 12, including that AF did not independently
      develop any financial valuation information, did not have material findings of the underlying valuations for Vaximm and Darnatein, and summarized the financial
      information that was provided to them by the parties and provided that summary to
      Choloc. Please revise your disclosures on page 198, and in the risk factors, as applicable, to note that Choloc did not review or consider the material findings of the underlying valuations for Vaximm and Darnatein prepared by AF when considering
      AF's financial models in its fairness analysis.
The BLAC M&A Committee's Reasons for the Approval of the Business Combination, page
178

7. We note your response to comment 14. We also note your disclosure on page 181 that
      "the BLAC M&A Committee reviewed OSR Holdings    asset pipeline which
includes
      Vaximm   s drug candidates for recurrent GBM, hepatocellular cancer, metastatic
      colorectal cancer, and Darnatein   s drug candidate for osteoarthritis
and believes,
      based on each pipeline asset   s targeted therapy and the projected
growth of the
      corresponding market, that OSR Holdings    pipeline candidates have the
potential to
      address the needs of these markets, subject to, at a minimum, each
candidate   s ability
      to obtain regulatory approval." Please revise to further discuss the specific assumptions underlying Vaximm and Darnatein's drug candidates' ability to address the GBM, HCC, mCRC and OA treatment market opportunities, and explain how the
      M&A Committee considered these assumptions in recommending approval of the business combination.
OSR Holdings Indicative Valuation Reports, page 184

8. We note your response to comment 16. Please expand your discussion to further explain how the M&A Committee determined that the assumption that Darnatein would enter into a licensing deal exceeding $2 billion is reasonable, given your disclosure that this valuation was despite early stages of development and that no agreements have been reached. In your discussion, please disclose the specific assumptions and data underlying the valuation of the licensing deal. Additional Valuation Information Obtained During Diligence, page 187

9.    We note your responses to comments 17 and 18, including that "the M&A
Committee
      considered the 2020 valuation report relevant for the valuation of OSR Holdings
 December 5, 2024
Page 4

      included in the May 2023 draft LOI given the relevant assumptions and business case remained largely unchanged, other than with respect to the timelines that were significantly pushed back due to COVID-19 and the macroeconomic changes resulting therefrom." We also note your disclosure on page 201 that
"[f]or RMC,
      Choloc reviewed the adequacy of the key assumptions taken by Ghilin   s
DCF model
      and concluded that the assumptions used are reasonable for a company such as RMC, despite the age of the Ghilin report, based on the outcome of the comparable analysis performed by AF and the fact that the relevant assumptions and business case remained largely unchanged, other than with respect to the timelines that were significantly pushed back due to COVID-19 and the macroeconomic changes resulting therefrom." Please revise your disclosures regarding the Avance valuation
      report and Choloc's reliance on Ghilin's DCF model to discuss the relevant assumptions, the significant changes to timelines, and resulting macroeconomic changes. Also, clarify how the outcome of the comparable analysis performed by
      AF supported a determination that the assumptions taken by Ghilin's DCF model are reasonable. Finally, explain how the BLAC M&A Committee and Choloc concluded that the relevant assumptions and business case remained largely
      unchanged despite the timelines being significantly pushed back due to COVID-19 and the resulting macroeconomic changes.
Business Of OSR Holdings And Certain Information About OSR Holdings
Vaximm, page 258

10. We note your response to comment 19. Please revise to disclose the date of the VXM01 and avelumab combination study. Please also provide additional detail regarding the findings of the VXM01 phase 1 clinical trial and the combination study.
      Specifically, please note how patients in the trial and study were selected and explain the material findings of each, including p-values supporting the conclusions disclosed.
      For example, we note your disclosure on page 261 that "no adverse effects related to
      VXM01 were observed, and specific peripheral immune responses and increased T-
      cell infiltration in post-vaccine tumor tissue were identified." Please briefly discuss these specific peripheral immune responses.
Darnatein, page 264

11. We note your response to comment 21. Please revise your disclosures regarding
      Darnatein's studies to address the following:

             We note your disclosure on page 265 that "DRT-101 was evaluated in animals by
           ChemOn Inc in 2021 for toxicity and efficacy measurement, and by Biotoxtech
           Inc. since 2023 using rats and beagle dogs in preparation for designing human clinical studies." Please revise to discuss the material findings of the Biotoxtech studies on rats and beagle dogs. Where applicable, please also note p-values, including for the studies conducted by ChemOn Inc. since 2021 on Sprague
           Dawley rats.

             We note your disclosure on page 266 that, "[p]rior to conducting human clinical trials, Darnatein completed Safety Test . . . at Korean Testing & Research Institute
 December 5, 2024
Page 5

           (   KTR   ). Darnatein also completed Intravenous Toxicity Test in
Sprague Dawley
           Rats, Beagles, and ICR mice with Chemon Inc. and Korea Institute of Toxicology
           (   KIT   ), as well as Efficacy Test in Beagle dogs, Sprague Dawley
Rats, New
           Zealand White Rabbit, C3H Mouse and Cynomolgus Monkeys at Seoul
Boramae
           Medical Center, Inha University Hospital, Korea Animal Medical
Science
           Institute, joint Center for Biosciences, and Pharmalegacy (China) to demonstrate
           DRT-102   s safety and efficacy profiles." Please revise to note the dates of these
           tests and studies, and to discuss any material findings from these tests and studies.
           Please also explain how Darnatein was able to "demonstrate DRT-102's safety and efficacy" without regulatory approval. We note that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise to remove statements of safety and efficacy for any candidates that have not been approved by the FDA or similar foreign regulators.

             We note your disclosure on page 266 that "DRT-102 was evaluated in a human exploratory clinical trial with 4 patients (excluding two dropouts) conducted at
           Inha University Hospital managed by DT&R CRO in 2016 ~ 2019," and that
           "DRT-102 was further evaluated in a confirmation clinical trial from 2020 to
           2022." Please revise to explain how patients were selected for these clinical trials and further discuss the material findings of the clinical trials, including supporting
           p-values. Please also discuss, for these and any other clinical trials and studies disclosed, whether there were any adverse results.
RMC
Products and Related Systems, page 269

12. We note your revised disclosure that the distribution agreement with Penumbra expired, and that you cannot predict if RMC will reach an agreement with Penumbra or, if it does, the terms of such agreement. Please revise your risk factor disclosure to discuss the risks related to the expiration and renegotiation of this agreement, if material.
OSR Holdings Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 294

13. We note your disclosure on page 296 that "BCM Europe AG ('BCME'), an affiliate of
      Sponsor and shareholder of OSR Holdings, agreed to deposit 400,000 shares of BLAC
      Common Stock into an escrow account, to be governed by a separate escrow agreement to be entered into between Duksung and BCME." Please revise to clarify
      whether BCME received any consideration for agreeing to deposit these shares into an escrow account. Please also clarify the status of the escrow agreement, including whether you expect the parties to enter into this agreement prior to the closing of the business combination.
 December 5, 2024
Page 6
Components and Comparison of Our Results of Operations, Comparison of the Six Months
Ended June 30, 2023 and 2024
Administrative Expenses, page 298

14. Please revise to provide more disclosure about the 70% increase in administrative expense during the six months ended June 30, 2024. In that regard, please quantify the amounts related to each of the increased accounting, finance and legal expenses.
Critical Accounting Policies and Estimates
Revenue Recognition, page 302

15. We reference the changes made in response to prior comment 24 regarding revenue recognition. You state that "Variable consideration within the transaction price, if any, reflects concessions provided to a customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events." Please revise to clarify whether these examples of variable consideration exist within your transactions and its impact. In that regard, we note you stated in your response that variable consideration in the sale of the RMC products have been immaterial.
OSR Holdings Co., Ltd. and its Subsidiaries Consolidated Financial Statements for the Year
Ended December 31, 2023
Note 1. General Information, page F-98

16. We note your response to comment 26 that the financial and operational impact of
       Darnatein was quantitatively and qualitatively inconsequential for the three-month period from April 1, 2023 to June 30, 2023. However we do not see where you considered the impact of not recording acquisition related expenses during that time period, such as three months of amortization of the patent technology intangible asset recorded in the business combination. Please explain how the financial results are not materially misstated.
14. Intangible Assets, page F-124

17. We reference prior comment 27. We have the following comments regarding your intangible assets:

             Tell us why you increased the amount recorded in the "acquisition and disposal"
           line item to the patent technology by the same amount you recorded impairment losses for the year ended December 31, 2023.

             Tell us the nature of the impairment loss and where you reflected the losses in the financial statements for the year ended December 31, 2023.

             With reference to the disclosure on page 81 that your development plans focus on
           Darnatein   s DRT 101 drug candidate but not DRT 102. Please tell us
how your
           change in development plans impacted your assessment of the impairment of the patent technology.
 December 5, 2024
Page 7

             As a related matter, there appear to be other revisions made to your previously issued financial statements. Please help us understand the nature of these revisions and whether they represent corrections of errors as addressed in IAS
8.41 through
           49. If so, please address your consideration of the disclosures required by IAS
           8.49. Please also have your auditor address the related impact to their auditor report.
Exhibits

18. Please file the executed subscription agreement entered into on October 4, 2024 with
       Toonon Partners Co., Ltd. as an exhibit to your registration statement. Please also file the form of the registration rights agreement to be entered into pursuant to the terms of the subscription agreement. Refer to Item 601(b)(10) of Regulation
S-K.
General

19.    We note your disclosure that, "[a]t Closing, the Non-Participating
Company
       Stockholders will continue to hold their shares of OSR Holdings Common Stock subject to the terms of the Non-Participating Stockholder Joinders that contain put and call rights whereby the Non-Participating Company Stockholder shall have the right to cause BLAC to purchase (the 'Put Right') and BLAC shall have the right to cause the Non-Participating Company Stockholder to sell to BLAC or its designee (the 'Call
       Right') all of the shares of OSR Holdings Common Stock owned and held of record by such Non-Participating Company Stockholder." We also note your disclosure that
       "[t]hese rights become exercisable on or after the earlier of (i) January 1, 2026, or (ii)
       the date that the Non-Participating Company Stockholder is notified by BLAC of a transaction that will result in a change in control . . ." Please provide us with your legal analysis regarding the applicability of the tender offer rules to this offer to OSR
       Holdings shareholders. In your discussion, please clarify the period of time during which BLAC and Participating Company Stockholder(s) will have these call rights and put rights, respectively, and discuss whether the parties' ability to exercise these rights is subject to a termination date.
       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Gary Kocher